VIA EDGAR

July 14, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Amy Geddes & Doug Jones

Office of Trade & Services

RE:O’Reilly Automotive, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2024

Dear Amy Geddes and Doug Jones:

We are writing in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated June 30, 2025, to Mr. Jeremy Fletcher, Executive Vice President and Chief Financial Officer of O’Reilly Automotive, Inc. (the “Company”), containing comments with respect to the Company’s above referenced filing.  For convenience, we have included our responses below, preceded by the exact text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2024

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Segment Reporting, page 51

1.	Please tell us how your disclosure here and in note 3 comply with the requirement to disclose how the chief operating decision maker uses your reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-29.f. Refer to ASC 280-10-55-47.bb for guidance.

RIGHT PART, RIGHT PRICE GUARANTEE!

Amy Geddes / Doug Jones

Office of Trade & Services

Securities and Exchange Commission

July 14, 2025

Response:

The Company respectfully advises the Staff that it considers the provisions of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 280-10-50, Segment Reporting (“ASC 280”), when drafting segment related disclosures.  ASC 280 requires that entities disclose how the reported measure(s) of profit or loss are used by the chief operating decision maker in assessing segment performance and deciding how to allocate resources.

As disclosed on page 51 of the Company’s Form 10-K for the fiscal year ended December 31, 2024:

The Company’s chief operating decision maker is its Chief Executive Officer.  The Company evaluates its reportable segment primarily on the basis of sales and segment profit, which is net income.  The loss of any single customer would not have a material adverse effect on the Company.  See Note 3 for further information concerning the Company’s segment reporting.

As disclosed, segment profit has been determined to be net income, which is utilized by the chief operating decision maker in assessing performance and allocating resources.  As stated within Item 1 on page 5 of the Company’s Form 10-K for the fiscal year ended December 31, 2024, the stated goal of the Company as a whole is to “…continue to achieve growth in sales and profitability…”.  As net income and segment profit have been determined to be the same, the Company believes that the stated overall goals of growth in sales and profitability should be expected to apply to the segment as well as the Company as a whole.  To ensure clarity, the Company will revise future filings to clarify how segment profit is utilized in assessing performance and allocating resources.

The proposed revised disclosure will prospectively be as follows (additions are marked in bold):

The Company’s chief operating decision maker is its Chief Executive Officer.  The Company evaluates its reportable segment primarily on the basis of sales and segment profit, which is net income.  Net income is utilized by the chief operating decision maker to evaluate budget to actual results, as well as trends over time, to allocate resources, and evaluate performance.  The loss of any single customer would not have a material adverse effect on the Company.  See Note 3 for further information concerning the Company’s segment reporting.

Note 2 – Business Combination, page 57

2.	Please tell us why it appears you did not provide disclosure pursuant to ASC 805-10-50-2.h.1, 805-20-50-1.c, and 805-30-50-1.a. and b. regarding your acquisition of Vast Auto, and provide us with the relevant disclosure for each.

Response:

The Company respectfully advises the Staff that it considers the provisions of ASC Topic 805, Business Combinations (“ASC 805”), when evaluating necessary disclosures related to acquisitions, including the acquisition of Vast Auto.

Amy Geddes / Doug Jones

Office of Trade & Services

Securities and Exchange Commission

July 14, 2025

The Company performed an analysis of both quantitative and qualitative factors during the preparation of the disclosures in Note 2 – Business Combination, and concluded that the acquisition of Vast Auto was immaterial such that the disclosures prescribed by the relevant subtopics of ASC 805 were not applicable.  In making this determination, the Company found that Vast Auto represented approximately one percent or less of the Company’s consolidated total revenues, earnings, assets, or liabilities.  This evaluation included consideration of total revenue and earnings from the acquisition that were included in the consolidated income statement, total assets and liabilities recognized upon acquisition compared to total assets and liabilities in the consolidated balance sheet, the amount of goodwill recognized, and fair value of consideration transferred.  The full amount of consideration transferred is disclosed to be cash only, therefore any discrete disclosures pertaining to different classes of consideration and their related fair values are not applicable.

In addition, we considered qualitative factors related to the acquisition, including any impact of the acquisition on the Company’s business and growth strategies.  Vast Auto has similar characteristics as the Company’s existing operations, including the nature of the products and services, the type and class of customers, and the methods used to distribute products and provide service to its customers.  The Company concluded that none of the qualitative factors supported a conclusion that the Vast Auto acquisition was material.

Due to the determination that the above items were, individually and in aggregate, immaterial to the consolidated financial statements as a whole, and that the acquisition was not qualitatively material to the Company, no further disclosure was deemed necessary.  The Company will continue to monitor and evaluate the requirements of ASC 805 and make appropriate disclosures in the future, as necessary.

We believe that the foregoing is fully responsive to the comment letter.  Please direct any further questions or comments to the undersigned.

Very truly yours,

O’REILLY AUTOMOTIVE, INC.

By:	/s/ Jeremy Fletcher

Jeremy Fletcher
Executive Vice President and Chief Financial Officer
Direct Line: (417) 874-7206
Email: JeremyFletcher@oreillyauto.com

Amy Geddes / Doug Jones

Office of Trade & Services

Securities and Exchange Commission

July 14, 2025